March 2, 2004

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:    ADVISORS SERIES TRUST
Securities Act Registration No: 333-17391
Investment Company Registration No: 811-07959

Ladies and Gentlemen:

On behalf of the Advisor Series Trust and its series, the McCarthy Fund (the “Fund”, I hereby submit this application for withdrawal of Post-Effective Amendment No. 136 to the Trust’s Registration Statement, filed February 2, 2004 on Form N-1A together with all exhibits (the “Amendment”) pursuant to Rule 477(a) of the Securities Act of 1933 (the “Act”).

The Amendment is being withdrawn because the Fund has decided not to enter into a sub-advisory agreement with Wallace R. Weitz and Company (“Weitz”). The Registration statement was filed to update the prospectus and SAI with information regarding Weitz, subject to shareholder approval. The preliminary proxy filed on February 6, 2004 will not be distributed to shareholder and a special shareholder meeting will not occur.

Post-Effective Amendment No. 136 will become effective pursuant to Rule 485(a) of the Act on April 1, 2004. Please issue an order with respect to this application for withdrawal as soon as possible.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the amendment has been signed by the Treasurer of the Trust this 2 nd day of March, 2004.

If you have any questions regarding the enclosed, please do not hesitate to contact Rodney A. DeWalt at (414) 765-5340.

                            Very truly yours,

                            /s/ Doug G. Hess

                            Doug G. Hess
                            Treasurer